----------------------
                                                    |    OMB APPROVAL     |
                                                    |---------------------|
                                                    |OMB NUMBER: 3235-0145|
                    UNITED STATES                   |EXPIRES:             |
         SECURITIES AND EXCHANGE COMMISSION         |    October 31, 2002 |
               Washington, D.C.  20549              |ESTIMATED AVERAGE    |
                                                    |BURDEN HOURS         |
                                                    |PER RESPONSE ...14.90|
                                                    |---------------------|

                               SCHEDULE 13D/A
                               Amendment No.1
                 Under the Securities Exchange Act of 1934


                              MascoTech, Inc.
                  ---------------------------------------
                              (Name of Issuer)

                       Common Stock, $1.00 per value
        ------------------------------------------------------------
                      (Title of Class and Securities)

                                 574670105
        ------------------------------------------------------------
                               (CUSIP Number)

              Credit Suisse First Boston Equity Partners, L.P.
         Credit Suisse First Boston Equity Partners (Bermuda), L.P.
          Credit Suisse First Boston U.S. Executive Advisors, L.P.
                        EMA Partners Fund 2000, L.P.
                     EMA Private Equity Fund 2000, L.P.
             Credit Suisse First Boston Advisory Partners, LLC
                Credit Suisse First Boston (Bermuda) Limited
                         Credit Suisse First Boston
                  Hemisphere Private Equity Partners, Ltd.
                      Hemisphere Trust Company Limited

                     (Name of Persons Filing Statement)

                             Hartley R. Rogers
                             Managing Director
             Credit Suisse First Boston Private Equity Division
                           Eleven Madison Avenue
                          New York, New York 10010
                               (212) 325-2000

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             December 15, 2000
        ------------------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                 SCHEDULE 13D

     CUSIP No. 574670105
-----------------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Credit Suisse First Boston Equity Partners, L.P.
            13-3994124
-----------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
-----------------------------------------------------------------------------
     3.   SEC USE ONLY

-----------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          OO
-----------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
-----------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-----------------------------------------------------------------------------
                                7.    SOLE VOTING POWER
                                      7,402,831 shares of Common Stock,
           NUMBER OF                  par  value $1.00
            SHARES              ---------------------------------------------
         BENEFICIALLY           8.   SHARED VOTING POWER
           OWNED BY                  0
             EACH               ---------------------------------------------
           REPORTING            9.   SOLE DISPOSITIVE POWER
            PERSON                   7,402,831 shares of Common Stock,
             WITH                    par value $1.00
                                ---------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        0
-----------------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,402,831 shares of Common Stock, par value $1.00
-----------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )
-----------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          17.7%
-----------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          PN
-----------------------------------------------------------------------------




                                SCHEDULE 13D

     CUSIP No. 574670105
-----------------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Credit Suisse First Boston Equity Partners (Bermuda), L.P.
            98-0191048
-----------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
-----------------------------------------------------------------------------
     3.   SEC USE ONLY

-----------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          OO
-----------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
-----------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
           Bermuda
-----------------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
                                        2,069,282 shares of Common Stock,
           NUMBER OF                    par  value $1.00
            SHARES                 ------------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     0
             EACH                  ------------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      2,069,282 shares of Common Stock,
             WITH                       par value $1.00
                                   ------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        0
-----------------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,069,282 shares of Common Stock, par value $1.00
-----------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )
-----------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          4.9%
-----------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          PN
-----------------------------------------------------------------------------




                                SCHEDULE 13D

     CUSIP No. 574670105
-----------------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Credit Suisse First Boston U.S. Executive Advisors, L.P.
            13-3751234
-----------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
-----------------------------------------------------------------------------
     3.   SEC USE ONLY

-----------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          OO
-----------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
-----------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-----------------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
                                        6,610 shares of Common Stock,
           NUMBER OF                    par  value $1.00
            SHARES                 ------------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     0
             EACH                  ------------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      6,610 shares of Common Stock,
             WITH                       par value $1.00
                                   ------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        0
-----------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,610 shares of Common Stock, par value $1.00
-----------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )
-----------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          less than 1%
-----------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          PN
-----------------------------------------------------------------------------




                                SCHEDULE 13D

     CUSIP No. 574670105
-----------------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            EMA Partners Fund 2000, L.P.
            13-4126806
-----------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
-----------------------------------------------------------------------------
     3.   SEC USE ONLY

-----------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          OO
-----------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
-----------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-----------------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
                                        533,168 shares of Common Stock,
           NUMBER OF                    par  value $1.00
            SHARES                 ------------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     0
             EACH                  ------------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      533,168 shares of Common Stock,
             WITH                       par value $1.00
                                   ------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        0
-----------------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 533,168 shares of Common Stock, par value $1.00
-----------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )
-----------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          1.3%
-----------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          PN
-----------------------------------------------------------------------------




                                 SCHEDULE 13D

     CUSIP No. 574670105
-----------------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            EMA Private Equity Fund 2000, L.P.
            13-4126805
-----------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
-----------------------------------------------------------------------------
     3.   SEC USE ONLY

-----------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          OO
-----------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
-----------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-----------------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
                                        343,139 shares of Common Stock,
           NUMBER OF                    par  value $1.00
            SHARES                 ------------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     0
             EACH                  ------------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      343,139 shares of Common Stock,
             WITH                       par value $1.00
                                   ------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        0
-----------------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 343,139 shares of Common Stock, par value $1.00
-----------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )
-----------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          less than 1%
-----------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          PN
-----------------------------------------------------------------------------




                                 SCHEDULE 13D

     CUSIP No. 574670105
-----------------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Credit Suisse First Boston Advisory Partners, LLC
            13-3947082
-----------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
-----------------------------------------------------------------------------
     3.   SEC USE ONLY

-----------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          Not Applicable
-----------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
-----------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-----------------------------------------------------------------------------
                                  7.   SOLE VOTING POWER
           NUMBER OF                   0
            SHARES                -------------------------------------------
         BENEFICIALLY             8.   SHARED VOTING POWER
           OWNED BY                    0
             EACH                 -------------------------------------------
           REPORTING              9.   SOLE DISPOSITIVE POWER
            PERSON                     0
             WITH                 -------------------------------------------
                                  10.  SHARED DISPOSITIVE POWER
                                       10,355,030 shares of Common Stock,
                                       par value $1.00
-----------------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,355,030 shares of Common Stock, par value $1.00
-----------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )
-----------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          24.7%
-----------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          IA
-----------------------------------------------------------------------------




                                SCHEDULE 13D

     CUSIP No. 574670105
-----------------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Credit Suisse First Boston (Bermuda) Limited (98-0186105)
            13-5015677
-----------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
-----------------------------------------------------------------------------
     3.   SEC USE ONLY

-----------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          Not Applicable
-----------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
-----------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            Bermuda
-----------------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
                                        0
           NUMBER OF               ------------------------------------------
            SHARES                 8.   SHARED VOTING POWER
         BENEFICIALLY                   876,307 shares of Common Stock,
           OWNED BY                     par  value $1.00
             EACH                  ------------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      0
             WITH                  ------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        0
-----------------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 876,307 shares of Common Stock, par value $1.00
-----------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )
-----------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          2.1%
-----------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          CO
-----------------------------------------------------------------------------




                                 SCHEDULE 13D

     CUSIP No. 574670105
-----------------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Credit Suisse First Boston, on behalf of Credit Suisse First Boston business unit (CH-0203923549)
-----------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
-----------------------------------------------------------------------------
     3.   SEC USE ONLY

-----------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          Not Applicable
-----------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
-----------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
           Switzerland
-----------------------------------------------------------------------------
                                  7.   SOLE VOTING POWER
                                       0
           NUMBER OF              -------------------------------------------
            SHARES                8.   SHARED VOTING POWER
         BENEFICIALLY                  876,307 shares of Common Stock,
           OWNED BY                    par  value $1.00
             EACH                 -------------------------------------------
           REPORTING              9.   SOLE DISPOSITIVE POWER
            PERSON                     0
             WITH                 -------------------------------------------
                                  10.  SHARED DISPOSITIVE POWER
                                       10,532,545 shares of Common Stock,
                                       par value $1.00
-----------------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,532,545 shares of Common Stock, par value $1.00
-----------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )
-----------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          25.2%
-----------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          BK, HC, OO
-----------------------------------------------------------------------------




                                SCHEDULE 13D

     CUSIP No. 574670105
-----------------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Hemisphere Private Equity Partners, Ltd.
-----------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
-----------------------------------------------------------------------------
     3.   SEC USE ONLY

-----------------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          Not Applicable
-----------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
-----------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
           Bermuda
-----------------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
                                        0
           NUMBER OF               ------------------------------------------
            SHARES                 8.   SHARED VOTING POWER
         BENEFICIALLY                   9,478,723 shares of Common Stock,
           OWNED BY                     par  value $1.00
             EACH                  ------------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      0
             WITH                  ------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        0
-----------------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,478,723 shares of Common Stock, par value $1.00
-----------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )
-----------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          22.7%
-----------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          CO
-----------------------------------------------------------------------------




                                SCHEDULE 13D

     CUSIP No. 574670105
-----------------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             Hemisphere Trust Company Limited
-----------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
-----------------------------------------------------------------------------
     3.   SEC USE ONLY

-----------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          Not Applicable
-----------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
-----------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
           Bermuda
-----------------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
                                        0
           NUMBER OF               ------------------------------------------
            SHARES                 8.   SHARED VOTING POWER
         BENEFICIALLY                   9,478,723 shares of Common Stock,
           OWNED BY                     par  value $1.00
             EACH                  ------------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      0
             WITH                  ------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        0
-----------------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,478,723 shares of Common Stock, par value $1.00
-----------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )
-----------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          22.7%
-----------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          HC
-----------------------------------------------------------------------------



      This statement ("Amendment No.1") amends and supplements the Schedule 13D filed on December 8, 2000 (the "Schedule 13D") by the Reporting Persons identified in Item 2 of this Amendment No.1 with respect to shares of common stock, $1.00 par value ("Common Stock") of MascoTech, Inc. (the "Issuer"). Capitalized terms used and not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

Item 1.  Security and Issuer.

      Item 1 is hereby Amended to add the following information:

      The class of equity securities to which the Schedule 13D and this Amendment No. 1 relate is the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 21001 Van Born Road, Taylor, Michigan 48140.

            The Schedule 13D was filed due to the acquisition (as described in Item 3 of the Schedule 13D) of shares of Common Stock of the Issuer in connection with the recapitalization (the "Recapitalization") of the Issuer pursuant to the merger of Riverside Acquisition Corporation with and into the Issuer on November 28, 2000 in accordance with the terms of the Recapitalization Agreement, dated as of August 1, 2000, as amended, between MascoTech, Inc. and Riverside Acquisition Corporation. The Recapitalization, the Recapitalization Agreement and the transactions contemplated thereby are more fully described in MascoTech's Statement on
Schedule 13E-3 and Definitive Proxy Statement on Schedule 14A, each previously filed with the Securities and Exchange Commission (the "Commission") on October 26, 2000 and incorporated by reference into the
Schedule 13D.

      This Amendment No. 1 is being filed due to the recent acquisition (described below in Item 3) of additional shares of Common Stock of the Issuer in connection with the merger of a subsidiary of the Issuer and Simpson Industries, Inc.(the "Simpson Merger"), as described in Exhibit 99 of the Form 8-K dated December 15, 2000 and filed with the Commission by the Issuer. That Form 8-K, together with its exhibits, is incorporated herein by reference.

Item 2.  Identity and Background.

Item 2 is hereby amended and restated as follows:

      This Schedule 13D is being filed by the following entities (each of which is a "Reporting Person" and together, the "Reporting Persons"):

(1) Credit Suisse First Boston Equity Partners, L.P., a Delaware limited partnership ("CSFBEP"),

(2) Credit Suisse First Boston Equity Partners (Bermuda), L.P., a Bermuda limited partnership ("CSFBEP Bermuda"),

(3)   Credit Suisse First Boston U.S. Executive Advisors, L.P., a
      Delaware limited partnership ("CSUSEA"),

(4)   EMA Partners Fund 2000, L.P., a Delaware limited partnership
      ("EMA Partners"),

(5) EMA Private Equity Fund 2000, L.P., a Delaware limited partnership ("EMA Private Equity" and together with CSFBEP, CSFBEP Bermuda, CSUSEA, and EMA Partners, the "CSFB Funds"),

(6) Credit Suisse First Boston Advisory Partners, LLC, a Delaware limited liability company ("CSFB Advisory Partners") and investment advisor to CSFBEP, CSFBEP Bermuda and CSUSEA,

(7) Credit Suisse First Boston (Bermuda) Limited, a Bermuda company limited by shares ("CSFB Bermuda Limited"), the general partner of EMA Partners and EMA Private Equity,

(8) Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, including CSFB Advisory Partners, CSFB Bermuda Limited, Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation, Credit Suisse First Boston (USA) Inc. ("CSFB-USA"), a Delaware corporation, Merchant Capital, Inc. ("MCI"), a Delaware corporation, Merchant Holding, Inc. ("MHI"), a Delaware corporation, Credit Suisse First Boston Merchant, Inc. ("CSFBMI"), a Delaware corporation, Credit Suisse First Boston Management Corporation ("CSFBMC"), a Delaware corporation, and Credit Suisse First Boston Corporation ("CSFBC"), a Massachusetts corporation and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB Business Unit"),

(9) Hemisphere Private Equity Partners, Ltd., a Bermuda company limited by shares ("Hemisphere"), the general partner of CSFBEP, CSFBEP Bermuda and CSUSEA, and

(10) The Hemisphere Private Equity Partners Charitable Trust, a trust created pursuant to the laws of Bermuda ("Hemisphere Trust") and sole beneficial owner of Hemisphere.

      The CSFB Funds and MCI are the holders of the shares of Common Stock reported herein. The principal business and office of each of the CSFB Funds, CSFB Advisory Partners and CSFB Bermuda Limited is Eleven Madison Avenue, New York, New York 10010.

            As explained in the Schedule 13D, pursuant to investment advisory agreements with CSFBEP, CSFBEP Bermuda and CSUSEA, CSFB Advisory Partners makes all investment decisions for these three funds, including the decision to buy, sell or hold securities which comprise the assets of each of the CSFB Funds. In addition, each of EMA Partners and EMA Private Equity must invest in and dispose of its portfolio securities pro rata and simultaneously with CSFBEP pursuant to its limited partnership agreement. Thus, CSFB Advisory Partners may be deemed to be the beneficial owner of the shares of Common Stock owned by CSFBEP, CSFBEP Bermuda, and CSUSEA. CSFB Advisory Partners is a wholly owned subsidiary of the Bank. The investment committee of CSFB Advisory Partners that oversees the investment decisions made for the CSFB Funds includes employees of the Private Equity Division ("Private Equity Division") of the CSFB Business Unit. The Private Equity Division reports directly to a board of directors of Credit Suisse First Boston Private Equity ("CSFBPE"), a wholly--owned subsidiary of Credit Suisse Group ("CSG"). Such board of directors is comprised in part of executive officers of CSG; both CSG and CSFBPE are corporations formed under the laws of Switzerland.

      CSFB Bermuda Limited is the general partner of each of EMA Partners and EMA Private Equity and thus manages and controls the affairs of EMA Partners and EMA Private Equity, which, unlike the other CSFB Funds, are not advised in their investment decisions by CSFB Advisory Partners. However, pursuant to its respective limited partnership agreement, each of EMA Partners and EMA Private Equity must invest in and dispose of its portfolio securities pro rata and simultaneously with CSFBEP. CSFB Bermuda Limited is a subsidiary of the Bank.

      The CSFB Business Unit is engaged in corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis. The Bank and its subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit, which provides asset management and investment advisory services to institutional investors worldwide. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH--8045 Zurich, Switzerland.

      The Bank owns directly a majority of the voting stock, and all of the non-voting stock of CSFBI. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is CSG. CSFBI owns 100 percent of the voting stock of CSFB-USA. CSFBC is a wholly-owned subsidiary of CSFB-USA. CSFB Bermuda Limited is a wholly-owned subsidiary of CSFBC.

      MCI is a wholly-owned direct subsidiary of MHI, which is a wholly-owned direct subsidiary of CSFBMBI, which is a wholly-owned subsidiary of CSFBMC. CSFBMC is a wholly owned subsidiary of CSFBI.

      The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Banking business unit that engages in global private banking business, (b) the Credit Suisse business unit that engages in the Swiss domestic banking business and (c) the Winterthur business unit that engages in the global insurance business. CSG's business address is Paradeplatz 8, CH-8001, Zurich, Switzerland.

      CSG, for purposes of certain federal securities laws, may be deemed ultimately to control the Bank and the CSFB Business Unit (including the Private Equity Division). Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of shares of Common Stock that may be beneficially owned by its direct and indirect subsidiaries other than the CSFB Business Unit, CSFB Advisory Partners and CSFB Bermuda Limited. To the best of its knowledge, CSG and its executive officers and directors do not beneficially own shares of Common Stock other than as reported in the Schedule l3D and this Amendment No. 1.

      Hemisphere is the general partner of CSFBEP, CSFBEP Bermuda and CSUSEA and, other than the investment activities for which CSFB Advisory Partners is responsible, thus manages and controls the affairs of these three CSFB Funds. Hemisphere is engaged in the business of acting as general partner to collective investment vehicles organized as limited partnerships. Hemisphere's business address is Hemisphere House, Nine Church Street, Hamilton HMll, Bermuda. Hemisphere is controlled by Hemisphere Trust, a trust created for the purpose of acting as beneficial owner of Hemisphere. The business address of Hemisphere Trust is:
Hemisphere House, Nine Church Street, Hamilton HM11, Bermuda. The Hemisphere Trust Company Limited is the trustee of Hemisphere Trust and is an indirect, wholly-owned subsidiary of Mutual Risk Management Ltd., a Bermuda company limited by shares. Mutual Risk Management Ltd. is an international risk management company whose principal business address is:
44 Church Street, Hamilton HM12, Bermuda. To the extent that The Hemisphere Trust Company Limited controls Hemisphere in its capacity as trustee of Hemisphere Trust, Mutual Risk Management Ltd. is the ultimate parent company of Hemisphere.

      The name, citizenship, residence or business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of each of CSG, the CSFB Business Unit, CSFBI, CSFB-USA, CSFBC, CSFB Advisory Partners, CSFB Bermuda Limited, Hemisphere and Hemisphere Trust Company Limited are set forth on Schedules I-XIII which is incorporated herein by reference. None of the CSFB Funds has any officers or directors separate from the officers and directors of its general partner.

      None of the Reporting Persons, any of the executive officers or directors of such persons, CSG, CSFBI, CSFB-USA, CSFBC or, to the best of their knowledge, any of their executive officers or directors, in each case which are listed on Schedules I-XIII, during the last five years (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

      CSFBEP, CSFBEP Bermuda, and CSUSEA acquired a beneficial ownership interest in additional shares of Common Stock of the Issuer on December 15, 2000 in connection with the Simpson Merger. Each of CSFBEP, CSFBEP Bermuda, and CSUSEA entered into a Subscription Agreement, dated as of December 15, 2000, between the Issuer and the applicable CSFB fund (each a "Subscription Agreement"), pursuant to which CSFBEP, CSFBEP Bermuda, and CSUSEA subscribed for shares of Common Stock of the Issuer in exchange for cash. Collectively, puruant to the Subscriptions Agreements, CSFBEP, CSFBEP Bermuda, and CSUSEA contributed an aggregate of $25,000,001 to the Issuer in exchange for an aggregate of 1,479,290 shares of Common Stock of the Issuer. The cash consideration for the shares of Common Stock of the Issuer came from funds available for investment of CSFBEP, CSFBEP Bermuda, and CSUSEA.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

      CSFBEP, CSFBEP Bermuda, and CSUSEA have acquired the additional shares of Common Stock issued to them in connection with the Simpson Merger for investment. CSFBEP, CSFBEP Bermuda, and CSUSEA intend to review from time to time the Issuer's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, CSFBEP, CSFBEP Bermuda, and CSUSEA may consider from time to time various alternative courses of action. Subject to the Shareholders Agreement (as described in Item 6 of the Schedule 13D), such actions may include the acquisition of additional shares of Common Stock through the exercise of preemptive rights, privately negotiated transactions, open market purchases, if and when applicable, or otherwise. Alternatively, such actions may involve the sale of all or a portion of the shares of Common Stock owned by CSFBEP, CSFBEP Bermuda, and CSUSEA in privately negotiated transactions, through a public offering or in open market transactions, if and when applicable, or otherwise. Except as set forth above, CSFBEP, CSFBEP Bermuda, and CSUSEA have no plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. As explained in the Schedule 13D, under the terms of the Shareholders Agreement, for so long as the CSFB Funds retain a number of shares of Common Stock equal to at least a majority of the shares of Common Stock owned by the CSFB Funds immediately following the Recapitalization, CSFBEP has the right to designate one member of the Board of Directors of the Issuer. In addition, under the terms of the Shareholders Agreement, for so long as CSFBEP retains a number of shares of Common Stock equal to at least 25 per cent of the shares of Common Stock owned by CSFBEP immediately following the Recapitalization, CSFBEP has the right to send one representative to attend all meetings of the Board of Directors, including all committees thereof, solely in a non-voting observer capacity.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as the follows:

      (a) The CSFB Funds have acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially own, 10,355,030 shares of Common Stock, representing approximately 24.7% of the outstanding shares of Common Stock as of December 15, 2000.

      The individual holdings of the CSFB Funds are as follows: (i) CSFBEP
- 7,402,831 shares of Common Stock, representing approximately 17.7% beneficial ownership of Common Stock; (ii) CSFBEP Bermuda - 2,069,282 shares of Common Stock representing approximately 4.9% beneficial ownership of Common Stock; (iii) CSUSEA - 6,610 shares of Common Stock, representing less than 1% beneficial ownership of Common Stock; (iv) EMA Partners - 533,168 shares of Common Stock representing approximately 1.3% beneficial ownership of Common Stock; and (v) EMA Private Equity - 343,139 shares of Common Stock representing less than 1% of beneficial ownership of Common Stock.

      As described in Item 2, CSFB Advisory Partners may be deemed to beneficially own the 10,355,030 shares of Common Stock held by the CSFB Funds, representing approximately 24.7% beneficial ownership of Common Stock.

      As described in Item 2, CSFB Bermuda Limited as the general partner of EMA Partners and EMA Private Equity may be deemed to be the beneficial owner of the 876,307 shares of Common Stock held by EMA Partners and EMA Private Equity, collectively, representing 2.1% beneficial ownership of Common Stock.

      As described in Item 2 of the Schedule 13D and this Amendment No.1, the CSFB Business Unit, by virtue of the Bank's 100 percent indirect ownership of CSFB Advisory Partners and indirect ownership of MCI, may be deemed to beneficially own 10,532,545 shares of Common Stock, representing approximately 25.2% beneficial ownership of Common Stock.

      Hemisphere, as the general partner of CSFBEP, CSFBEP Bermuda and CSUSEA, and Hemisphere Trust, as the 100 percent owner of Hemisphere, may be deemed to beneficially own the 9,478,723 shares of Common Stock held by the three Funds, representing approximately 22.7% beneficially ownership of Common Stock.

      The foregoing percentages are based on 41,839,667 shares of Common Stock of the Issuer outstanding on December 15, 2000 immediately following the Simpson merger, assuming vesting of all restricted stock awards. The foregoing percentages are subject to increase based on holders of outstanding restricted stock of MascoTech electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans.

      Except as set forth in Item 5(a) in the Schedule 13D and this Amendment No. 1, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any persons named in Schedules I-XIII hereto owns beneficially any shares of Common Stock.

      (b) The CSFB Funds have sole power to vote or dispose of 10,355,030 shares of Common Stock. These shares constitute approximately 24.7% of the voting power of the Issuer as of December 15, 2000.

      Hemisphere, as the general partner of CSFBEP, CSFBEP Bermuda and CSUSEA, and Hemisphere Trust, as the 100 percent owner of Hemisphere, may be deemed to beneficially own 9,478,723 shares of Common Stock held by the three funds.

      CSFB Bermuda Limited, as the general partner of EMA Partners and EMA Private Equity, and the CSFB Business Unit, by virtue of the Bank's indirect majority ownership of CSFB Bermuda Limited, may be deemed to share voting power with each of EMA Partners and EMA Private Equity over the 533,168 and 343,139 shares of Common Stock held by each of EMA Partners and EMA Private Equity, respectively. In addition, the CSFB Business Unit, by virtue of the Bank's 100 percent ownership of CSFB Advisory Partners, and CSFB Advisory Partners may be deemed to share the power to dispose or direct the disposition of 10,355,030 shares of Common Stock held by the CSFB Funds. Also, the CSFB Business Unit, by virtue of the Bank's indirect ownership of MCI, may be deemed to share with MCI the power to vote and dispose 177,515 shares of Common Stock held by MCI.

      (c) During the past 60 days, no transactions in the shares of Common Stock have been effected by any of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, by any of the individuals listed in Schedules I-XIII. During the past 60 days CSFBC has effectuated 167 transactions in the shares of Common Stock in the index arbitrage account (program trading) in the ordinary course of business, purchasing and selling shares of Common Stock at prices ranging from $15.43 to $17.00.

      (d)   Not applicable.

      (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 is amended and restated as follows:

      On November 28, 2000, the CSFB Funds entered into a Shareholders Agreement with the Issuer and certain other holders of shares of Common Stock, pursuant to which: (a) the CSFB Funds were granted preemptive rights with respect to future issuances of equity securities by the Issuer or subsidiaries of the Issuer (subject to certain exceptions); (b) each of the CSFB Funds agreed that its shares of Common Stock would be subject to certain restrictions on transfer; (c) the CSFB Funds were granted certain rights to obtain information regarding the business and operations of the Issuer; (d) the CSFB Funds were granted certain rights to participate in the management of the Issuer and otherwise monitor their equity investment in the Issuer (including pursuant to (x) the right of CSFBEP to designate a member of the Board of Directors of the Issuer and (y) the requirement that the Issuer obtain the approval of designated representatives of CSFBEP prior to taking specified actions deemed "Material Events" under the Shareholders Agreement); and (e) the Issuer granted the CSFB Funds customary demand and piggy-back registration rights. Patience

      The brief description of the Shareholders Agreement and the rights of the CSFB Funds thereunder is not intended to be complete and is qualified in its entirety by reference to the Shareholders Agreement, which is annexed hereto as Exhibit 3, which is incorporated herein by reference.

      CSFBC provided investment advisory services in connection with the Recapitalization and received a customary fee for such services, which fee was paid by the Issuer.

      Pursuant to the Subscription Agreements, the additional shares acquired by the CSFBEP, CSFBEP Bermuda, and CSUSEA are subject to the Shareholders Agreement herein described.

      Except for the Shareholders Agreement described above and the fee arrangement described above, except as described in Item 2 and Item 5 of the Schedule 13D and this Amendment No.1, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

      Exhibit 1: Subscription Agreement dated as of December 15, 2000 by and between MascoTech, Inc. and Credit Suisse First Boston U.S. Executive Advisors, L.P.

      Exhibit 2: Subscription Agreement dated as of December 15, 2000 by and between MascoTech, Inc. and Credit Suisse First Boston Equity Partners, L.P.

      Exhibit 3: Subscription Agreement dated as of December 15, 2000 by and between MascoTech, Inc. and Credit Suisse First Boston Equity Partners (Bermuda), L.P.




                                 SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 22, 2000

                                  CREDIT SUISSE FIRST BOSTON
                                  EQUITY PARTNERS, L.P.


                                  By:   /s/ Kenneth J. Lohsen
                                        ------------------------------
                                        Name:    Kenneth J. Lohsen
                                        Title:   Attorney in fact



      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 22, 2000

                                  CREDIT SUISSE FIRST BOSTON
                                  EQUITY PARTNERS (BERMUDA), L.P.


                                  By:    /s/ Kenneth J. Lohsen
                                        ---------------------------------
                                        Name:    Kenneth J. Lohsen
                                        Title:   Attorney in fact



      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 22, 2000

                                  EMA PARTNERS FUND 2000, L.P.


                                  By:   /s/ Kenneth J. Lohsen
                                        ---------------------------------
                                        Name:    Kenneth J. Lohsen
                                        Title:   Attorney in fact



      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 22, 2000

                                  EMA PRIVATE EQUITY FUND 2000, L.P.


                                  By:   /s/ Kenneth J. Lohsen
                                        ------------------------------------
                                        Name:    Kenneth J. Lohsen
                                        Title:   Attorney in fact



      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 22, 2000

                                  CREDIT SUISSE FIRST BOSTON U.S.
                                  EXECUTIVE ADVISORS, L.P.


                                  By:   /s/ Kenneth J. Lohsen
                                        ---------------------------------
                                        Name:   Kenneth J. Lohsen
                                        Title: Attorney-in-fact



      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 22, 2000

                                  CREDIT SUISSE FIRST BOSTON
                                  ADVISORY PARTNERS, LLC


                                  By:   /s/ Kenneth J. Lohsen
                                        ---------------------------------
                                        Name:    Kenneth J. Lohsen
                                        Title:   Controller



      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 22, 2000

                                   CREDIT SUISSE FIRST BOSTON,
                                   acting solely on behalf of the
                                   Credit Suisse First Boston
                                   Business Unit


                                   By:   /s/ David A. DeNunzio
                                         ---------------------------------
                                         Name: David A. DeNunzio
                                         Title: Managing Director



      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 22, 2000

                                  CREDIT SUISSE FIRST BOSTON
                                  (BERMUDA)LIMITED


                                  By:   /s/ David A. DeNunzio
                                        ---------------------------------
                                        Name: David A. DeNunzio
                                        Title:   President



      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 22, 2000

                                  HEMISPHERE PRIVATE EQUITY
                                  PARTNERS, LTD.


                                  By:    /s/ Marty Brandt
                                        ---------------------------------
                                        Name: Marty Brandt
                                        Title:   Alternate Director



      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 22, 2000

                                  HEMISPHERE PRIVATE EQUITY
                                  PARTNERS CHARITABLE TRUST
                                  By: Hemisphere Trust Company
                                  Limited in its capacity as
                                  trustee


                                  By:    /s/ Marty Brandt
                                        ---------------------------------
                                        Name: Marty Brandt
                                        Title:   Director





                                                                  SCHEDULE I

               DIRECTORS AND EXECUTIVE OFFICERS OF CREDIT SUISSE GROUP

      The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Credit Suisse Group are set forth below. Except as indicated below, (i) the individual's business address is P.O. Box 1, 8070 Zurich, Switzerland, (ii) each occupation set forth opposite an individual's name refers to Credit Suisse Group and (iii) all of the persons listed below are citizens of Switzerland.

                                                PRESENT PRINCIPAL OCCUPATION INCLUDING NAME OF
NAME AND BUSINESS ADDRESS OF DIRECTORS                               EMPLOYER
--------------------------------------          ------------------------------------------------
Lukas Muhlemann - Chairman..................    Chairman of the Board and Chief Executive Officer
                                                of Credit Suisse Group

Peter Brabeck-Letmathe - Vice-Chairman          Vice-Chairman of the Board and Chief Executive
   Nestle SA, 1800 Vevey, Switzerland.......    Officer of Nestle SA

Dr. Thomas W. Bechtler......................    Chairman of the Board of Zellweger Luwa AG
   Zellweger Luwa AG, Wilstrasse 11, 8610
   Uster, Switzerland

Philippe Bruggisser.........................    President and Chief Executive Officer of SAirGroup
   SairGroup, 8058 Zurich Airport,
   Switzerland

Dr. Marc-Henri Chaudet......................    Attorney-at-Law
   Avenue Paul-Ceresole 3, P.O. Box 908
   1800 Vevey, Switzerland

Gerald Clark................................    Vice-Chairman of the Board and Chief Investment
   Metropolitan Life Insurance Company,         Officer of Metropolitan Life Insurance Company
   One Madison Avenue, New York, NY 10010
   USA

Prof. Dr. Arthur W. Dunkel..................    Former General Manager of GATT
   56, Rue du Stand, 1204 Geneva,
   Switzerland

John M. Hennessy............................    Chairman Private Equity of Credit Suisse First Boston
   Eleven Madison Avenue, New York, NY
   10010 USA

Walter B. Kielholz..........................    Chief Executive Officer of Swiss Re
   Swiss Re, Mythenquai 50/60,
   8022 Zurich, Switzerland

Lionel I. Pincus............................    Chairman and Chief Executive Officer of E.M. Warburg,
   E.M. Warburg, Pincus & Co., LLC,             Pincus & Co.
   466 Lexington Avenue, New York, NY
   10017 USA

Thomas M. Schmidheiny.......................    Chairman of the Board and of the Executive Committee
   "Holderbank" Financiere Glaris Ltd.,         of "Holderbank" Financiere Glaris Ltd.
   Zurcherstrasse 156, 8645 Jona,
   Switzerland

Verena Spoerry..............................    Member of the Council of States
   Giesshubelstrasse 45,
   8045 Zurich, Switzerland

Aziz R. D. Syriani..........................    President and Chief Operating Officer of The Olayan
   The Olayan Group, 111 Poseidonos             Group
   Avenue, P.O. Box 70028, Glyfada,
   Athens 17610, Greece

Dr. Daniel L. Vasella.......................    Chairman and Chief Executive Officer of Novartis AG
   Novartis AG, 4002 Basel, Switzerland

Lukas Muhlemann ............................    Chief Executive Officer

Dr. Hans-Ulrich Doerig......................    Vice Chairman of the Executive Board, Chief Risk
                                                Officer

Philip Keebler Ryan.........................    Chief Financial Officer

Rolf Dorig..................................    Chief Executive Officer of Credit Suisse Banking
   Credit Suisse, P.O. Box 100,
   8070 Zurich, Switzerland

Oswald Jurgen Grubel........................    Chief Executive Officer of Credit Suisse Private
   Credit Suisse Private Banking,               Banking
   P.O. Box 500, 8070 Zurich, Switzerland

Allen D. Wheat..............................    Chief Executive Officer of Credit Suisse First Boston
   Eleven Madison Avenue, New York, NY
   10010 USA

Richard Edward Thornburg....................    Vice Chairman of the Executive Board of Credit Suisse
   Eleven Madison Avenue, New York, NY          First Boston
   10010 USA

Phillip Maxwell Colebatch ..................    Chief Executive Officer of Credit Suisse Asset
   Credit Suisse Asset Management,              Management
   Beaufort House, 15 St. Botolph Street,
   London EC3A 7JJ United Kingdom

Dr. Thomas Peter Wellauer ..................    Chief Executive Officer of Credit Suisse Financial
   Credit Suisse Financial Services, P.O.       Services
   Box 2, 8070 Zurich, Switzerland



With respect to the members of the Board of Directors, Mr. Brabaeck-Letmathe is a citizen of Austria, Messrs. Clark, Hennessy, and Pincus are citizens of the United States of America, and Mr. Syriani is a citizen of Canada. With respect to the Executive Board/Executive Officers of Credit Suisse Group, Mr. Colebatch is a citizen of Australia, Mr. Grubel is a citizen of Germany, and Messrs. Thornburgh, Ryan and Wheat are citizens of the United States of America.




                                                                  SCHEDULE II


                   EXECUTIVE BOARD MEMBERS AND EXECUTIVE OFFICERS OF
                       CREDIT SUISSE FIRST BOSTON BUSINESS UNIT

      The name, business address, title, present principal occupation or employment of each of the executive board members and executive officers of the Credit Suisse First Boston Business Unit are set forth below. If no business address is given the director's or officer's business address is Eleven Madison Avenue, New York, NY 10010. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Credit Suisse First Boston Business Unit. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.


NAME AND BUSINESS ADDRESS                 PRESENT PRINCIPAL OCCUPATION INCLUDING NAME OF EMPLOYER
--------------------------------------    -------------------------------------------------------
Executive Board Members and Executive
Officers
Allen D. Wheat........................    Chairman of the Executive Board and President and
Chairman                                  Chief Executive Officer of CSFB Business Unit and
                                          Member of the Executive Board, Credit Suisse Group

Brady W. Dougan.......................    Head of Equities of CSFB Business Unit
Board Member

Stephen A.M. Hester...................    Head of Fixed Income, CSFB Business Unit (U.K. citizen)
Board Member

David C. Mulford......................    Chairman International, Credit Suisse First Boston
Board Member                              (U.K. citizen)
One Cabot Square
London, England
E14 4QJ

Stephen E. Stonefield.................    Chairman of Pacific Region, Credit Suisse First Boston
Board Member
One Raffles Link
Singapore

Charles G. Ward III...................    Co-Head of Investment Banking, CSFB Business Unit
Board Member

Anthony F. Daddino....................    Chief Administrative Officer of CSFB Business Unit
Board Member

Hamilton E. James.....................    Co-Head of Investment Banking of CSFB Business Unit
Board Member

Gates H. Hawn.........................    Head of Financial Services of CSFB Business Unit
Board Member

Bennett Goodman.......................    Managing Director and Global Head of Leveraged
Board Member                              Finance Fixed Income Division CSFB Business Unit
277 Park Avenue
New York, NY 10172

David S. Moore........................    Deputy Head of Global Equity Trading of CSFB Business
Board Member                              Unit

Joe L. Roby...........................    Chairman of CSFB Business Unit
Board Member

Paul Calello..........................    Managing Director, Credit Suisse First Boston and
Board Member                              Head of Equity Derivatives and Convertibles Unit

Christopher Carter....................    Managing Director, Credit Suisse First Boston and
Board Member                              Chairman, Global Equity Capital Markets and Head of
17 Columbus Courtyard                     European Investment Banking (U.K. citizen)
London, England
E14 4DA

James P. Healy........................    Managing Director, Credit Suisse First Boston and
Board Member                              Global Head of Emerging Market Group

John Nelson...........................    Chairman, Credit Suisse First Boston Europe Limited
Board Member                              (U.K. citizen)
One Cabot Square
London, England
E14 4QJ

Trevor Price..........................    Managing Director, Credit Suisse First Boston and
Board Member                              Head of Developed Markets Rates Business in the Fixed
One Cabot Square                          Income Division (U.K. citizen)
London, England
E14 4QJ

Richard E. Thornburgh.................    Vice-Chairman of the Executive Board and Chief
Board Member                              Financial Officer, CSFB Business Unit and Member of
                                          the Executive Board, Credit Suisse Group

Joseph T. McLaughlin..................    Executive Vice President, Legal and Regulatory
Board Member                              Affairs CSFB Business Unit





                                                                SCHEDULE III


                   EXECUTIVE OFFICERS OF CREDIT SUISSE FIRST BOSTON
                                ADVISORY PARTNERS, LLC

      The name, business address, title, present principal occupation or employment of each of the executive officers of Credit Suisse First Boston Advisory Partners, LLC are set forth below. If no business address is given the officer's business address is Eleven Madison Avenue, New York, NY 10010. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Credit Suisse First Boston Advisory Partners, LLC. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.


                                   PRESENT PRINCIPAL OCCUPATION INCLUDING NAME
NAME AND BUSINESS ADDRESS                     OF EMPLOYER
-------------------------------    -------------------------------------------
Executive Officers
David A. DeNunzio..............    Chief Executive Officer
John M. Hennessy...............    Chairman
George R. Hornig...............    Chief Financial and Administrative Officer
Hartley Rogers.................    Managing Director
Michael Schmertzler............    Managing Director
Frederick M.R. Smith...........    Managing Director
Lindsay Hollister..............    Vice President - General Counsel





                                                                 SCHEDULE IV


                    DIRECTORS AND EXECUTIVE OFFICERS OF
                CREDIT SUISSE FIRST BOSTON (BERMUDA) LIMITED

      The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Credit Suisse First Boston (Bermuda) Limited are set forth below. If no business address is given the director's or officer's business address is Eleven Madison Avenue, New York, NY 10010. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Credit Suisse First Boston (Bermuda) Limited. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.


                                       PRESENT PRINCIPAL OCCUPATION INCLUDING
NAME AND BUSINESS ADDRESS                           NAME OF EMPLOYER
------------------------------------   ---------------------------------------
Directors and Executive Officers
David A. DeNunzio...................   Chairman of the Board and President
Joseph F. Huber.....................   Director
David C. O'Leary....................   Director
Andrew M. Hutcher...................   Vice President and Chief Legal Officer
Michael B. Radest...................   Chief Compliance Officer





                                                                SCHEDULE V


                    DIRECTORS AND EXECUTIVE OFFICERS OF
                  HEMISPHERE PRIVATE EQUITY PARTNERS, LTD.

      The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Hemisphere Private Equity Partners, Ltd. are set forth below. If no business address is given the director's or officer's business address is Hemisphere House, Nine Church Street, Hamilton HM11, Bermuda. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Hemisphere Management Limited, which has the same business address as Hemisphere Private Equity Partners, Ltd. Unless otherwise indicated below, all of the persons listed below are citizens of Ireland.


                                     PRESENT PRINCIPAL OCCUPATION INCLUDING
NAME AND BUSINESS ADDRESS                       NAME OF EMPLOYER
---------------------------------    --------------------------------------
Directors
Christopher Wetherhill...........    Consultant
Thomas Healy.....................    Chief Operating Officer
Ronan Daly.......................    Executive Vice President


Executive Officers (who are not Directors)
   NONE

Mr. Wetherhill is a British citizen.






                                                                SCHEDULE VI


                    DIRECTORS AND EXECUTIVE OFFICERS OF
                      HEMISPHERE TRUST COMPANY LIMITED

      The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Hemisphere Trust Company Limited are set forth below. If no business address is given the director's or officer's business address is Hemisphere House, Nine Church Street, Hamilton HM11, Bermuda. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Hemisphere Management Limited. Unless otherwise indicated below, all of the persons listed below are citizens of Ireland.


NAME AND BUSINESS ADDRESS                   PRESENT PRINCIPAL OCCUPATION INCLUDING NAME OF EMPLOYER
--------------------------------------      -------------------------------------------------------
Directors
Christopher Wetherhill..................    Consultant (British Citizen)
Thomas Healy............................    Chief Operating Officer
Ronan Daly..............................    Executive Vice President
Margaret Every..........................    Executive Vice President Private Clients (Bermudian
                                              Citizen)
Robert Mulderig.........................    Chairman and Chief Executive Officer of Mutual Risk
   Mutual Risk Management Ltd.,               Management Ltd. (Bermudian Citizen)
   44 Church Street, Hamilton, Bermuda
Richard O'Brien.........................    General Counsel to Mutual Risk Management Ltd.

Executive Officers (who are not Directors)
   NONE

Mr. Wetherhill is a British citizen and Ms. Every and Mr. Mulderig are citizens of Bermuda.






                                                                SCHEDULE VII


                    EXECUTIVE OFFICERS AND DIRECTORS OF
                   CREDIT SUISSE FIRST BOSTON CORPORATION

      The name, business address, title, present principal occupation or employment of each of the directors and executive officers of the Credit Suisse First Boston Corporation are set forth below. If no business address is given the director's or officer's business address is Eleven Madison Avenue, New York, NY 10010. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Credit Suisse First Boston Corporation. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.



   NAME AND BUSINESS ADDRESS         PRESENT PRINCIPAL OCCUPATION INCLUDING
                                              NAME OF EMPLOYER
-------------------------------      --------------------------------------
Executive Officers and Directors

Allen D. Wheat.................       Chairman of the Executive Board & President & Chief
President, Chief Executive Office     Executive Officer of CSFB Business Unit and Member
Board Member                          of the Executive Board of Credit Suisse Group

Brady W. Dougan................       Head of Equities of CSFB Business Unit
Managing Director and Board Member

Carlos Onis....................       Managing Director, Credit Suisse First Boston
Managing Director and Board Member    Corporation

Charles G. Ward, III...........       Co-Head of Investment Banking of CSFB Business Unit
Managing Director and Board Member

Joseph T. McLaughlin...........       Executive Vice President - Legal and Regulatory
Managing Director and Board Member    Affairs of CSFB Business Unit

Gates H. Hawn..................       Head of Financial Services,CSFB Business Unit
Managing Director

Frank J. Decongelio, Jr........       Managing Director of Credit Suisse First Boston
Managing Director and Head of
Operations

Lori M. Russo..................       Vice President and Secretary of CSFB Business Unit
Vice President and Secretary

Lewis H. Wirshba...............       Treasurer of CSFB Business Unit
Managing Director and Treasurer

Rochelle Pullman...............       Controller of Credit Suisse First Boston
Director and Controller               Corporation

John Gallagher.................       Director of Credit Suisse First Boston Corporation
Director and Director of Taxes

Richard E. Thornburgh..........       Vice Chairman of the Executive Board &
Managing Director and Board Member    Chief Financial Officer of CSFB Business Unit and
                                      Member of the Executive Board of Credit Suisse
                                      Group

Joe L. Roby....................       Chairman of CSFB Business Unit
Board Member

David C. Fisher................       Chief Accounting Officer of CSFB Business Unit
Managing Director and Chief
Financial Officer

Hamilton E. James..............       Co-Head of Investment Banking of CSFB Business Unit
Managing Director and Board Member
277 Park Avenue
New York, NY 10172

Robert C. O'Brien..............       Chief Credit Officer of CSFB Business Unit
Managing Director

D. Wilson Ervin................       Head of Strategic Risk Management of CSFB Business
Managing Director                     Unit

Anthony F. Daddino.............       Chief Administrative Officer of CSFB Business Unit
Managing Director
277 Park Avenue
New York, NY 10172

Garrett M. Moran...............       Head of Private Equity of CSFB Business Unit
Managing Director

Richard F. Brueckner...........       Managing Director of Credit Suisse First Boston
Managing Director                     Corporation
1 Pershing Plaza
Jersey City, NJ 07399

Michael J. Campbell............       Managing Director of Credit Suisse First Boston
Managing Director                     Corporation
277 Park Avenue
New York, NY 10172

David M. Brodsky...............       General Counsel, Credit Suisse First Boston
General Counsel                       Corporation




                                                              SCHEDULE VIII


                    DIRECTORS AND EXECUTIVE OFFICERS OF
                      CREDIT SUISSE FIRST BOSTON, INC.

      The name, business address, title, present principal occupation or employment of each of the directors and executive officers of the Credit Suisse First Boston Business, Inc. are set forth below. If no business address is given the director's or officer's business address is Eleven Madison Avenue, New York, NY 10010. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Credit Suisse First Boston Inc. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.


       NAME AND BUSINESS ADDRESS                 PRESENT PRINCIPAL OCCUPATION INCLUDING
                                                             NAME OF EMPLOYER
----------------------------------------       ------------------------------------------------
Directors and Executive Officers
Joe L. Roby.............................       Chairman of the CSFB Business Unit
Board Member

Allen D. Wheat..........................       Chairman of the Executive Board and President and
President and Chief Executive Officer and      Chief Executive Officer of the CSFB Business Unit
Board Member                                   and Member of the Executive Board of Credit Suisse
                                               Group

Anthony F. Daddino......................       Chief Administrative Officer of the CSFB Business
Chief Administrative Officer and Board         Unit
Member

Brady W. Dougan.........................       Head of Equities of the CSFB Business Unit
Division Head-Equities and Board Member

D. Wilson Ervin.........................       Head of Strategic Risk Management of the CSFB
Head of Strategic Risk Management              Business Unit

David C. Fisher.........................       Chief Accounting Officer of CSFB Business Unit
Chief Accounting Officer

Gates H. Hawn...........................       Head of Financial Services of the CSFB Business
Head of Financial Services Group and           Unit
Board Member

Stephen A.M. Hester.....................       Head of Fixed Income of the CSFB Business Unit
Division Head-Fixed Income and
Board Member

Hamilton E. James.......................       Co-Head of Investment Banking of the CSFB Business
Division Co-Head-Investment                    Unit
Banking and Board Member

Christopher G. Martin...................       Head of Technology, Operations and Finance of the
Head of Technology,                            CSFB Business Unit
Operations and Finance

Joseph T. McLaughlin....................       Executive Vice President - Legal and Regulatory
General Counsel and                            Affairs of the CSFB Business Unit
Board Member

Robert C. O'Brien.......................       Chief Credit Officer of the CSFB Business Unit
Chief Credit Officer

Richard E. Thornburgh...................       Vice Chairman of the Executive Board and Chief
Chief Financial Officer and                    Financial Officer of the CSFB Business Unit and
Board Member                                   Member of the Executive Board of Credit Suisse
                                               Group

Charles G. Ward, III....................       Co-Head of Investment Banking of the CSFB Business
Division Co-Head-Investment                    Unit
Banking and Board Member

Lewis H. Wirshba........................       Treasurer of the CSFB Business Unit
Treasurer

Garrett M. Moran........................       Head of Private Equity of the CSFB Business Unit
Head of Private Equity





                                                                SCHEDULE IX


                    DIRECTORS AND EXECUTIVE OFFICERS OF
                   CREDIT SUISSE FIRST BOSTON (USA), INC.

      The name, business address, title, present principal occupation or employment of each of the directors and executive officers of the Credit Suisse First Boston (USA), Inc. are set forth below. If no business address is given the director's or officer's business address is Eleven Madison Avenue, New York, NY 10010. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Credit Suisse First Boston (USA), Inc. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.


   NAME AND BUSINESS ADDRESS                PRESENT PRINCIPAL OCCUPATION INCLUDING
                                                     NAME OF EMPLOYER
-------------------------------            ---------------------------------------
Directors and Executive Officers

Joe L. Roby....................            Chairman of the CSFB Business Unit
Board Member

Allen D. Wheat.................            Chairman of the Executive Board and President and
President and Chief Executive Officer      Chief Executive Officer of the CSFB Business Unit
and Board Member                           and Member of the Executive Board of Credit Suisse
                                           Group

Anthony F. Daddino.............            Chief Administrative Officer of the CSFB Business
Chief Financial and Administrative         Unit
Officer and Board Member

Brady W. Dougan................            Head of Equities of the CSFB Business Unit
Division Head-Equities and
Board Member

D. Wilson Ervin................            Head of Strategic Risk Management of the CSFB
Head of Strategic Risk Management          Business Unit

David C. Fisher................            Chief Accounting Officer of the CSFB Business Unit
Chief Accounting Officer

Gates H. Hawn..................            Head of Financial Services of the CSFB Business
Head of Financial Services Group Unit
Board Member

Stephen A.M. Hester............            Head of Fixed Income of the CSFB Business Unit
Division Head-Fixed Income and
Board Member

Hamilton E. James..............            Co-Head of Investment Banking of the CSFB Business
Division Co-Head-Investment                Unit
Banking and Board Member

Christopher G. Martin..........            Head of Technology, Operations and Finance of the
Head of Technology,                        CSFB Business Unit
Operations and Finance

Joseph T. McLaughlin...........            Executive Vice President - Legal and Regulatory
General Counsel and                        Affairs of the CSFB Business Unit
Board Member

Garrett M. Moran...............            Head of Private Equity of the CSFB Business Unit
Division Head of Private Equity

Robert C. O'Brien..............            Head of Private Equity of the CSFB Business Unit
Chief Credit Officer

Richard E. Thornburgh..........            Vice Chairman of the Executive Board and Chief
Division Head-Finance,                     Financial Officer of the CSFB Business Unit and
Administration and Operations              Member of the Executive Board of Credit Suisse
and Board Member                           Group

Charles G. Ward, III...........            Co-Head of Investment Banking of the CSFB Business
Division Co-Head-Investment                Unit
Banking and Board Member

Lewis H. Wirshba...............            Treasurer of the CSFB Business Unit
Treasurer

Robert M. Baylis...............            Member of the Board of Directors for various
Board Member                               unaffiliated companies and organizations

Philip K. Ryan.................            Member of the Executive Board and Chief Financial
Board Member                               Officer of Credit Suisse Group

Maynard J. Toll, Jr............            Retired Investment Banker; Chairman, Edmund S.
Board Member                               Muskie Foundation; President, Nelson & Toll
                                           Properties, Ltd.





                                                                 SCHEDULE X

                    DIRECTORS AND EXECUTIVE OFFICERS OF
             CREDIT SUISSE FIRST BOSTON MANAGEMENT CORPORATION

      The name, business address, title, present principal occupation or employment of each of the directors and executive officers of the Credit Suisse First Boston Management Corporation are set forth below. If no business address is given the director's or officer's business address is Eleven Madison Avenue, New York, NY 10010. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Credit Suisse First Boston Management Corporation. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.


   NAME AND BUSINESS ADDRESS                 PRESENT PRINCIPAL OCCUPATION INCLUDING
                                                      NAME OF EMPLOYER
-------------------------------          --------------------------------------------
Directors and Executive Officers
Brady W. Dougan................          Head of Equities of CSFB Business Unit
Board Member

Stephen A.M. Hester............          Head of Fixed Income of CSFB Business Unit (U.K.
Board Member                             citizen)

Carlos Onis....................          Managing Director, Credit Suisse First Boston Corp.
Board Member

Richard E. Thornburgh..........          Vice Chairman of the Executive Board & Chief
Board Member                             Financial Officer of CSFB Business Unit and Member
                                         of the Executive Board of Credit Suisse Group

Charles G. Ward, III...........          Co-Head of Investment Banking of CSFB Business Unit
Board Member                             Managing Director, Credit Suisse First Boston
                                         Corporation

Lewis H. Wirshba...............          Treasurer of CSFB Business Unit
Board Member

Mark Patterson................           Vice Chairman, Credit Suisse First Boston Corp.
President




                                                                SCHEDULE XI


                    DIRECTORS AND EXECUTIVE OFFICERS OF
               CREDIT SUISSE FIRST BOSTON MERCHANT BANK, INC.

      The name, business address, title, present principal occupation or employment of each of the directors and executive officers of the Credit
Suisse First Boston Merchant Bank, Inc. are set forth below. If no business address is given the director's or officer's business address is Eleven
Madison Avenue, New York, NY 10010. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Credit
Suisse First Boston Merchant Bank, Inc. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.




   NAME AND BUSINESS ADDRESS                PRESENT PRINCIPAL OCCUPATION INCLUDING
                                                     NAME OF EMPLOYER
-------------------------------           ------------------------------------------
Directors and Executive Officers
David A. DeNunzio..............          Chief Executive Officer, Private Equity Division
Board Member, President & CEO

John M. Hennessy...............          Chairman, Private Equity Division
Board Member, Chairman of
the Board

Charles G. Ward, III...........          Co-Head of Investment Banking of CSFB Business Unit
Board Member                             Managing Director, Credit Suisse First Boston
                                         Corporation

Allen D. Wheat.................          Chairman of the Executive Board & President & Chief
Board Member                             Executive Officer of CSFB Business Unit and Member
                                         of the Executive Board of Credit Suisse Group

Lewis H. Wirshba...............          Treasurer of CSFB Business Unit
Board Member


                                                               SCHEDULE XII


                    DIRECTORS AND EXECUTIVE OFFICERS OF
                           MERCHANT CAPITAL, INC.

      The name, business address, title, present principal occupation or employment of each of the directors and executive officers of the Merchant Capital, Inc. are set forth below. If no business address is given the director's or officer's business address is Eleven Madison Avenue, New York, NY 10010. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Merchant Capital, Inc. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.


   NAME AND BUSINESS ADDRESS               PRESENT PRINCIPAL OCCUPATION INCLUDING
                                                     NAME OF EMPLOYER
-------------------------------         --------------------------------------------
Directors and Executive Officers
David A. DeNunzio..............          Chief Executive Officer, Private Equity Division

Board Member, President & CEO
John M. Hennessy...............          Chairman, Private Equity Division
Board Member, Chairman of the
Board

Mark Patterson.................          Vice Chairman, Credit Suisse First Boston
Board Member, Vice President             Corporation

Frank Quattrone................          Managing Director of International Banking Division
Board Member                             Head of Global Technology Group of Credit Suisse
                                         First Boston Corporation

Richard E. Thornburgh..........          Vice Chairman of the Executive Board & Chief
Board Member, Vice President             Financial Officer of CSFB Business Unit and Member
                                         of the Executive Board of Credit Suisse Group

Charles G. Ward, III...........          Co-Head of Investment Banking of CSFB Business Unit
Board Member                             Managing Director, Credit Suisse First Boston
                                         Corporation

Allen D. Wheat.................          Chairman of the Executive Board & President & Chief
Board Member                             Executive Officer of CSFB Business Unit and Member
                                         of the Executive Board of Credit Suisse Group

Stephen A.M. Hester............          Head of Fixed Income of CSFB Business Unit (U.K.
Vice President                           citizen)

Andrew M. Hutcher..............          Director and Counsel, Credit Suisse First Boston
Vice President                           Corporation

David C. O'Leary...............          Managing Director of Global Human Resources of CSFB
Vice President                           Business Unit

Henry Robin....................          Director of International Banking Division -
Vice President                           Merchant Banking

George R. Hornig...............          Chief Financial & Administrative Officer, Private
Chief Financial & Administrative         Equity Division
Officer



                                                              SCHEDULE XIII


                    DIRECTORS AND EXECUTIVE OFFICERS OF
                           MERCHANT HOLDING, INC.

      The name, business address, title, present principal occupation or employment of each of the directors and executive officers of the Merchant Holding, Inc. are set forth below. If no business address is given the director's or officer's business address is Eleven Madison Avenue, New York, NY 10010. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Merchant Holding, Inc. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.


   NAME AND BUSINESS ADDRESS             PRESENT PRINCIPAL OCCUPATION INCLUDING
                                                   NAME OF EMPLOYER
-------------------------------       --------------------------------------------

Directors and Executive Officers

David A. DeNunzio..............          Chief Executive Officer, Private Equity Division
Board Member, President & CEO

John M. Hennessy...............          Chairman, Private Equity Division
Board Member, Chairman of the
Board

Allen D. Wheat.................          Chairman of the Executive Board & President & Chief
Board Member                             Executive Officer of CSFB Business Unit and Member
                                         of the Executive Board of Credit Suisse Group

George R. Hornig...............          Chief Financial & Administrative Officer of the
Chief Financial & Administrative         Private Equity Division